

Mail Stop 4631

April 12, 2017

<u>Via E-Mail</u>
Mr. Jiang Da Wei
President, Chief Executive Officer, and Director
Chee Corp.
Guo Fu Center
No. 18 Qin Ling Road
Laoshan District, Qingdao, 266000, People's Republic of China

> **Re:** **Chee Corp.**
> **Registration Statement on Form S-1**
> **Filed March 22, 201**
> **File No. 333-216868**

Dear Mr. Jiang:

We reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Disclosures indicate that you are a development stage company with nominal operations since your incorporation on October 26, 2016, no revenues to date, dependence upon proceeds from this offering to implement your plan of operations, no arrangements for any additional financing that may be needed, and a going concern opinion from your independent public accounting firm. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Revise the

Mr. Jiang Da Wei
Chee Corp.
April 12, 201
Page 2

registration statement to comply with Rule 419. Alternatively, provide us a detailed
legal analysis explaining why Rule 419 does not apply to this offering.

Registration Statement's Facing Page

2. The EDGAR system indicates that your primary standard industrial classification
number is 3990 and not 3555. Please revise.

3. Please update your EDGAR company profile to reflect the current address of your
principal executive offices.

Our business in currently reliant on one supplier…, page 16

4. Disclose whether you have an agreement with your single supplier, and, if so,
summarize the principal provisions, including duration or term, of the agreement in
the business section. We note the purchase agreement filed as exhibit 10.1 to the
registration statement.

Plan of Distribution, page 28

5. Please elaborate on the manner in which your sole director and officer will offer the
securities and how investors will learn about the offering.   Provide us copies of any
materials that your sole director and officer intends to use in offering and selling the
securities. Additionally, disclose the countries other than China in which your sole
director and officer intends to offer and sell the securities.

In General, page 30

6. Disclosure in the first paragraph states that you have made significant purchase of
assets since your incorporation, viz., renting an office building in China. Since the
rental of an office building is not a purchase of assets, please revise.

7. Revise disclosure in the fourth paragraph to clarify that you have an oral or verbal
agreement but no written agreement with Mr. Jiang Da Wei for a loan. We note the
agreement filed as exhibit 10.2 to the registration statement.

Initial Focus of Our Business, page 31

8. We note the phrase "this is not our main products line" in the first paragraph. Clarify
what your "main products line" is.

9. The meaning of the phrase "our intention will be much preponderant" in the first
paragraph is unclear. Please revise.

Startup Equipment, page 33

10. Specify the cost of each of the two 3D printed machines that you have purchased. Additionally, specify on page 35 the cost of the five coils of ABS and PLA, the one extra spool of ABS, and the three coils of nylon that you intend to purchase to start operations. We note that the table on page 38 does not appear to include any of these startup costs.

Printer, page 33

11. Please elaborate on each of the items listed under "Pros" and "Cons."

Facilities, page 36

12. Please summarize the principal provisions, including duration or term, of your office building lease. We note the lease agreement filed as exhibit 10.3 to the registration statement.

Jiang Da Wei, page 43

13. Please revise the second paragraph to describe any of the listed events that occurred during the past 10 years rather than the past five years as required by Item 401(f) of Regulation S-K.

Significant Employees and Consultants, page 45

14. Disclosure that you have one employee, Mr. Jiang Da Wei, is inconsistent with disclosure on page 36 that you have no employees and that Mr. Jiang Da Wei is an independent contractor. Please reconcile the disclosures.

Security Ownership of Certain Beneficial Owners and Management, page 47

15. Disclosure in the second paragraph that the percentages are calculated based on 2,000,000 shares of your common stock issued and outstanding is inconsistent with disclosure in the table immediately below and elsewhere in the registration statement that there are 4,500,000 shares of your common stock issued and outstanding. Please reconcile the disclosures.

Where You Can Find More Information, page 48

16. Clarify that you will become subject to reporting requirements under the Exchange Act upon effectiveness of the registration statement.

Interests of Named Experts and Counsel, page 48

17. Please provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Exhibits, page 68

18. Disclosures in the exhibit list that the date of the purchase agreement filed as exhibit 10.1 to the registration is January 23, 2017 and the date of the lease agreement filed as exhibit 10.3 to the registration statement is January 20, 2017 are inconsistent with disclosures in exhibits 10.1 and 10.3 that the date of the purchase agreement is December 23, 2016 and the date of the lease agreement is December 20, 2016. Please reconcile the disclosures.

Exhibits 10.1, 10.2, 10.3, and 10.4

19. Please revise the captions of these exhibits in the exhibit list to reflect that:

- the purchase agreement dated December 23, 2016 is between Yueqing Swai Electronic Co., Ltd. and Chee Corp.;

- the verbal agreement dated October 26, 2016 is between Jiang Da Wei and Chee Corp.;

- the lease agreement dated December 20, 2016 is between Mao Xunzhao and Chee Corp.; and

- the agreement for sale of goods dated February 7, 2017 is between Chee Corp. and Gaoxie Trading Co., Ltd.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingam

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
       Joe Laxague, Esq.
       Laxague Law, Inc.
       1 East Liberty, Suite 600
       Reno, NV 89501